February 24, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549-3561

Attn: Jimmy McNamara and Tim Buchmiller

Re: China Health Industries Holdings, Inc.
Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022
File No. 001-51060

Dear Mr. McNamara and Mr. Buchmiller:

This letter is being furnished in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that was contained in the Staff’s letter dated February 1, 2023 (the “Comment Letter”), to China Health Industries Holdings, Inc (the “Company”) with respect to the Company’s Annual Report on Form 10-K (the “10-K”) for the fiscal year ended June 30, 2022 filed with the Commission on September 15, 2022 (File No. 001-51060).

Set forth below are the Company’s responses to the Staff communicated in its Comment Letter addressed to the Company. In connection with such responses, we also revised the 10-K and submitted the Company’s Amendment No. 1 to the Form 10-K (“10-K/A”) with Commission at the same time.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the 10-K/A. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the 10-K/A.

Annual Report on Form 10-K for Fiscal Year Ended June 30, 2022

Part I

Item 1. Business, page 1

1.	At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Delaware holding company with operations conducted by your subsidiaries.

Response: In response to Staff’s comment, the Company has added one paragraph at the onset of Part I to clarify that the Company is a Delaware holding company on page 1 of the 10-K/A.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response: In response to Staff’s comment, the Company has added three paragraphs titled Legal and Operation Risks Associated with Being Based in or Having the Majority of the Company’s Operations in China under Business Section to clarify the legal and operational risks associated with being based in or having the majority of the company’s operations in China starting from page 10 of the 10-K/A.

3.	Please disclose that you have been identified as of October 21, 2022 in the conclusive list of issuers under the Holding Foreign Companies Accountable Act providing prominent disclosure regarding your identification as an issuer on this list (www.sec.gov/hfcaa) and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities, and disclose the impact of such identification, including potential volatility in the trading price and volume of your listed securities.

Response: In response to the Staff’s comment, the Company has added disclosure titled PCAOB and Auditor’s Regulation under Business Section from page 18 to page 20 of the 10-K/A.

4.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: In response to the Staff’s comment, the Company has added a description of how cash is transferred through the organization and a description of dividends distribution on page 3 of the 10-K/A.

5.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has added disclosure titled “Permissions and Approvals” on page 12 of the 10-K/A.

General

6.	Please tell us how you have complied with Item 9C of Form 10-K.

Response: In response to the Staff’s comment, the Company respectfully points out to the Staff that Centurion ZD CPA & Co. has served as the Company’s auditor since 2017. They are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and thus subject to the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Although the auditor has an office in Hong Kong, and was listed as an account firm subject to the Hong Kong determination in the PCAOB’s HFCAA Determination Report dated December 2021 (the “PCAOB 2021 Determinations”), as an accounting firm the PCAOB is unable to inspect or investigate completely, based on PCAOB’s 2022 HFCAA Determination Report announced on December 15, 2022, PCAOB is now able to secure complete access to inspect and investigate audit firms in mainland China and Hong Kong, vacating the PCAOB 2021 Determinations. Therefore, As a registrant with an auditor the PCAOB is now able to inspect and investigate completely, the Company is compliant with the requirements as required under Item 9C of Form 10-K. The Company has also added disclosure to this effect titled PCAOB and Auditor’s Regulation under Business Section from page 18 to page 20 of the 10-K/A.

7.	As it appears that your officers and directors are located in China, please revise to include a separate Enforceability section to disclose the difficulty of bringing actions and enforcing judgements against these individuals and that it may be difficult to enforce any judgments obtained from foreign courts against the company or the company’s directors and officers in China. Refer to Regulation S-K Item 101(g) for further guidance.

Response: In response to the Staff’s comment, the Company has added a section titled “Enforceability” on page 20 of the 10-K/A.

8.	Disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has added a section titled “Legal and Operation Risks Associated with Being Based in or Having the Majority of the Company’s Operations in China starting from page 10 of the 10-K/A.

9.	Please expand to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. In addition, please disclose that the Accelerating Holding Foreign Companies Accountable Act decreases the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In response to the Staff’s comment, the Company has added disclosure titled PCAOB and Auditor’s Regulation under Business Section from page 18 to page 20 of the 10-K/A.

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has added disclosure on page 11 of the 10-K/A, in the paragraph beginning with “The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership”.

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has added disclosure titled “Permissions and Approvals” on page 12 of the 10-K/A.

Should any questions arise in connection with this response letter or the 10-K/A, please contact Elizabeth F. Chen, Esq. from Pryor Cashman LLP, counsel to the Company at 212-326-0199 or echen@pryorcashman.com.

Sincerely yours,

China Health Industries Holding, Inc.

/s/ Xin Sun
Xin Sun
Chief Executive Officer
(Principal Executive Officer)

cc:	Elizabeth F. Chen, Esq. Pryor Cashman LLP

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